HEADWATERS INCORPORATED

10653 South River Front Parkway, Suite 300

South Jordan, UT 84095

March 24, 2011

Via Facsimile and Edgar System

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Tracey McKoy, Division of Corporation Finance

  Chambre Malone, Division of Corporation Finance

  Terence O’Brien, Accounting Branch Chief

Re:	Headwaters Incorporated

Annual Report on Form 10-K for the fiscal year ended September 30, 2010

Filed November 19, 2010

File No. 1-32459

Ladies and Gentlemen:

Headwaters Incorporated (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in Mr. O’Brien’s letter dated March 11, 2011. Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-K for the Fiscal Year Ended September 30, 2010

Intellectual Property, page 12

1.	We note the disclosure in the second paragraph that no single patent or trademark is itself material to your company. With a view towards future disclosure, please tell us whether any group of patents or trademarks is material to your company.

Response: We note the Staff’s comments, and future disclosure regarding our Intellectual Property will include text substantially similar to the following, as updated for any changes:

As of September 30, 2010, we had approximately 250 U.S. and foreign counterpart patents and approximately 320 U.S. and foreign counterpart patents pending.

Additionally, we have approximately 230 U.S. and foreign trademarks and approximately 35 U.S. and foreign trademark applications pending.

Collectively, the intellectual property is important to us, although there is no single patent or trademark that is itself material to us at the present time.

The patents and know-how related to our heavy oil upgrading technology, called “HCAT,” are material to the conduct of that business, although HCAT is at the beginning of its commercialization and its contribution to our financial results is not significant at this time. The groups of patents and trademarks, especially the brand names, relating to our light building products segment are material as a whole, but we believe that we could find replacements for any particular patent or trademark if there ever were an issue as to enforceability of any specific intellectual property. We do not believe that our patents and trademarks relating to the CCP business are material to that business as it is currently conducted.

2.	Please revise in future filings to discuss the duration of your intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response: In addition to the information above in response to Staff comment 1, in future disclosure regarding our Intellectual Property we also will include text substantially similar to the following, as updated for any changes:

Most of our U.S. patents are expected to have a duration of 20 years from their application filing date, provided that we timely pay the periodic maintenance fees to the U.S. Patent and Trademark Office (USPTO). The approximate expiration periods for our U.S. patents are as follows:

Within next 5 years	13%
6-10 years	22%
11-15 years	35%
16-20 years	30%

Our U.S. trademark registrations must be renewed periodically with the USPTO in accordance with applicable rules. We expect to renew the registrations for trademarks we deem valuable. Provided that we continue to use our trademarks and timely re-register them with the USPTO, U.S. trademark registration protection can last indefinitely into the future.

Year Ended September 30, 2010 Compared to Year September 30, 2009, page 47

3.

On pages 24, 43 and 49 you discuss the potential of relocating facilities and entering into new strategic relationships and indicate the disruption and expense from these efforts could be significant. Please provide an expanded analysis of this issue with a discussion of the potential factors that would influence these decisions and specific quantified information on the expenses and periods in which you could potentially incur these charges. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Refer to Item 303(A)(3) of Regulation S-K and Sections 501.02 and 501.12 of the Financial Reporting Codification for guidance.

Response: The disclosure you refer to in your comment is also included in our Form 10-Q for the quarter ended December 31, 2010. Further, it is currently contemplated that a similar disclosure will be included in our upcoming Form 10-Q for the quarter ending March 31, 2011. To respond to your request to provide more information about this situation, we propose to provide disclosures substantially as follows in our March 31, 2011 Form 10-Q and future filings to the extent they remain applicable. New information responding to your request, not previously disclosed, has been denoted by underline:

In the future, we will likely need to undertake the significant disruption and expense of relocating facilities and entering into new strategic relationships where feedstock is exhausted or other critical arrangements come to an end. The primary factor influencing a decision to relocate a facility is the quantity, quality and cost of available feedstock at or near the current site. If either or both the amount of feedstock or the projected clean coal recoverability of the feedstock is deemed to be insufficient at a current location, we will consider relocating a facility to increase our opportunity for profitable operations and positive cash flow. Ultimately, we may relocate most if not all of our 11 facilities, and currently, we are considering the potential future relocation within the next four to five years of up to five of the facilities, but have no plans for relocation of any facilities before at least 2012 or beyond. Relocation of a facility would result in ceasing operations for a period of approximately six to nine months. Estimated relocation costs for a facility vary considerably and range from approximately $3.0 million to $8.0 million. Relocation of a facility would be undertaken only if the likelihood of future positive cash flows were high enough to warrant the incurrence of relocation costs and other related costs such as for the establishment of new contractual arrangements to obtain feedstock and to secure a site lease.

Item 15, Exhibits, Financial Statement Schedules

Exhibit 4.9

4.	We note that you have filed the Loan and Security Agreement dated October 27, 2009 by incorporating by reference to the Form 8-K filed October 27, 2009. The Loan and Security Agreement filed as Exhibit 4.3 to the Form 8-K does not contain the schedules and exhibits to the agreement. Please amend the Form 8-K to file a complete copy of the agreement, including all schedules and exhibits.

Response: We have noted the Staff’s comment and on March 18, 2011 filed an amended Form 8–K as requested.

Definitive Proxy Statement on Schedule 14A

Compensation Policies, Practices and Risk Management, page 16

5.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response: As described in our 2011 Proxy Statement, we have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company and so disclosure is not necessary under Item 402(s). At the conclusion of a fiscal year and the beginning of the next, our Compensation Committee convenes in an extended annual meeting and receives compensation recommendations from management. These recommendations encompass both performance for the prior year and budgets, goals, and compensation targets for the coming year and include the advice of management and committee compensation consultants. Then the committee together with all other board members receives written and oral presentations from each business unit of the Company over a two day period. The prepared information and dialogue review and probe the accomplishments of the past year, as well as the strengths, weaknesses, risks, opportunities, challenges, and financial and non-financial goals for the new year. Having received this business information, the Compensation Committee reconvenes to certify prior year performance and resultant compensation and to establish compensation targets and business results to achieve those targets. Quarterly throughout the year management provides the Compensation Committee with reports on progress towards the established goals so that the committee can monitor the ongoing connection between business performance and compensation.

We believe that our compensation programs do not encourage excess risk taking but reward achievement of short-term and long-term financial and strategic objectives through a balanced mix of compensation components not overly weighted towards the short term and through use of multiple performance factors with both Company-wide metrics and focused individual performance. Our program designs and compensation targets are bench marked to our peers with the expert assistance of Mercer and Towers Watson. As disclosed in the proxy statement, the Compensation Committee directly engaged Mercer who from time to time meets in executive session with the committee, and management engaged Towers Watson.

In reaching the conclusion that our policies do not create risks that are reasonably likely to have a material adverse effect on the Company, we took into consideration our Compensation Committee’s organization of management employee compensation into four primary categories: salary, annual bonus opportunity, long-term equity incentives, and long-term cash incentives. Below we briefly review each of these primary categories of compensation in relation to our conclusion.

Salary. Our compensation philosophy generally results in the establishment of salary base pay rates that are at or near the 50th percentile of market for comparable manager positions of our peers. We do not believe that this practice encourages or creates material risk for the Company.

Bonus. The annual bonus opportunities are performance based, and calculated as the product of a business unit bonus pool, an individual bonus pool share, and an individual goal factor. Thus, and individual’s bonus is driven by the achievement of individual goals ultimately approved by the CEO and Compensation Committee and the achievement of operating income of the employee’s business unit at threshold levels approved by the Compensation Committee. We do not believe that encouraging operating income achievement presents undue risk to the Company but rather is an appropriate goal for employees. Moreover, the individual goals are derived from and designed to support achievement of business unit annual objectives and budgets which in turn support overall corporate goals reviewed and approved by the Board of Directors and the Compensation Committee. Each manager’s individual goals follow multiple reviews in advance of the performance year for consistency with the approved business objectives and budgets. Within the structure of our top-down goal making process, the development of individual goals that promote or encourage excessive risk-taking is not encouraged or appropriate and such goals are not approved.

Long-term equity. The Company typically awards managers a mix of stock appreciation rights and restricted stock. These awards vest over three years and reward employees for achieving long-term results directly in line with stockholder interests.

Long-term cash incentives. The Company also provides most of its business unit managers with an opportunity to earn cash awards based upon the achievement over a period of approximately five years of prescribed free cash flow goals approved by the Compensation Committee. For corporate managers, the long-term cash incentive is tied to company-wide free cash flow generation in year one, based on a Compensation Committee approved target, and stock price performance in years two and three. These long-term cash compensation opportunities create incentives to create free cash flow in order to assist the Company with the repayment of debt, a chief long-term corporate objective, as well as the improvement of stock performance, in line with the overall expectations of our stockholders.

We therefore have concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company.

*        *        *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me or Harlan M. Hatfield at (801) 984-9400 or our legal counsel, Linda C. Williams at Pillsbury Winthrop Shaw Pittman LLP at (415) 983-7334.

Very truly yours,

/s/ Donald P. Newman
Donald P. Newman
Chief Financial Officer

cc:	Kirk A. Benson

    Linda C. Williams, Esq.